Mail Stop 4561

April 30, 2009

John R. Judd
Vice President and Chief Financial Officer
Compellent Technologies, Inc.
7625 Smetana Lane
Eden Prairie, MN 55344

>   **Re: Compellent Technologies, Inc.**
>   **Form 10-K For the Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 001-33685**

Dear Mr. Judd:

　　　　We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that we have not completed our review of the Part III information in your Form 10-K incorporated by reference from your definitive proxy statement filed on April 17, 2009. We may issue comments on that disclosure after we have completed our review.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Distribution Channel and Marketing, page 10

1.   We note that two channel partners each accounted for at least 10% of your total revenues in fiscal year 2008. Please advise why you have not disclosed the names of these channel partners. See Item 101(c)(1)(vii) of Regulation S-K.

Backlog, page 13

2.   We note your disclosure in this section that you do not believe that your backlog levels are a meaningful indicator of your future revenues because most of your orders are cancelable. Notwithstanding your opinion regarding the utility of backlog information to investors, you may be required to disclose information concerning backlog levels. Please tell us the dollar amount of your backlog believed to be firm, if any, as of a date close to the time you filed your report and as of a comparable date in the preceding fiscal year.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 72

3.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Accordingly, your effectiveness determination should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report. Please confirm that you will include similar disclosure in the future or, in the alternative, that you will remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Item 15. Exhibits, Financial Statement Schedules

4.   You do not appear to have filed as exhibits your contracts with the two channel partners who each accounted for at least 10% of your revenues in 2008. Since your revenues would have been materially adversely impacted in the absence of sales to these two channel partners, it appears that you were substantially dependant upon these two partners during 2008. Therefore, your agreements with these partners should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please advise.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief